June 21, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attention Mr. John Reynolds, Assistant Director
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
File No. 001-12107

Dear Mr. Reynolds:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (“the Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 10, 2010 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Form 10-K”), which was filed March 29, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A dated and filed May 10, 2010 (the “Proxy Statement”). The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended January 30, 2010

Note 2 – Summary of Significant Accounting Policies, page 53

General

1. Recently Issued Accounting Pronouncements

It does not appear that you have provided a discussion of recently issued accounting standards. Please provide us with the disclosure and confirm in future filings you will include disclosure to explain the impact that recently issued accounting standards are expected to have on your financial position and results of operations. Refer to SAB Topic 11.

In response to the Staff’s comment, there were no recently issued accounting standards that are expected to have a material impact on the Company’s financial position and results of operations that the Company had yet to adopt.

As in the past, the Company will include in future filings disclosure on recently issued accounting standards that the Company has not yet adopted which may have a material impact on the Company’s financial position and results of operations.

2. Private Label Credit Card Program

We note that you have a private label credit card program under which “Abercrombie & Fitch” branded credit cards are issued. Please tell us how you account for this program and confirm in future filings you will revise to provide disclosure regarding this credit card program. If applicable, your revised disclosure should disclose the amount of finance charges recognized on credit sales in accordance with SAB Topic 8B.

In response to the Staff’s comment, the Company notes that the credit card receivables referenced in Note 2 to the Notes to the Consolidated Financial Statements in the Form 10-K reflect normal receivables from third-party credit card vendors as discussed in the second paragraph of the “RECEIVABLES” section of Note 2.

The Company’s private label credit card is administered by a third-party vendor and is accounted for in a manner consistent with other third-party credit card processor relationships. The Company does not share in the credit risk related to customers of the private label credit card program nor does it have an interest in any fees charged to customers participating in the private label credit card program.

Stores and Distribution Expense, page 58

3. Shipping and Handling Costs

We note that shipping costs for direct to consumer sales and purchasing, receiving, and warehousing costs (i.e. costs associated with your distribution centers are classified within the Store and Distribution Expense caption of your statement of operations. Please confirm in future filings you will revise to disclose the dollar amount of these costs for each year presented. Refer to FASB ASC 605-45-50-2.

In response to the Staff’s comment, the Company will disclose the dollar amount of the shipping and handling costs associated with direct-to-consumer operations in future filings.

Exhibits

4. Exhibits

We note that exhibits 4.7, 4.12, 4.14 and 10.48 are missing schedules, attachments or exhibits. Please confirm that you will file the schedules, attachments or exhibits in their entirety with your next periodic report.

In response to the Staff’s comment, the Company will file the schedules, attachments and exhibits to exhibits 4.7, 4.12, 4.14 and 10.48 in their entirety with its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010.

Definitive Proxy Statement on Schedule 14A

5. Board Role in Risk Oversight, page 25

We note the disclosure on page 26 that you determined your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Please advise us as to what consideration was given to the second risk factor on page 8 on your Form 10-K (“Equity based compensation awarded under the employment agreement with the company’s Chief Executive Officer could adversely impact the company’s cash flows, financial position or results of operations....”) in reaching this determination pursuant to Item 402(s) of Regulation S-K.

As noted in the Company’s Proxy Statement, management assessed the Company’s compensation programs in light of the new SEC disclosure requirements and particularly the areas of risk included in Item 402(s) of Regulation S-K and noted in the Proxy Statement. The Compensation Committee, with advice and consultation from the Compensation Committee’s independent counsel and its independent compensation consultant, oversaw this assessment. Management and the Compensation Committee determined that there were no risks arising from the Company’s compensation policies and practices that required disclosure under Item 402(s). The Company believes that the risks described in the second risk factor on page 8 of the Company’s Form 10-K, which are primarily related to the potential magnitude of charges applicable to equity compensation, are appropriately set forth as a risk factor. At the time of future filings, management and the Compensation Committee will reassess their compensation policies and practices risk determination and will also consider including a cross-reference to the risk factor regarding equity-based compensation.

6. Compensation and Benefits Structure, page 38

We note the disclosure on page 38 that the public information for the peer retail companies is supplemented with survey data, which provides position-based compensation levels across broad industry segments. To the extent that the compensation committee is aware of the identities of the companies that comprise any of the survey data, please identify the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K. To the extent the compensation committee is not aware of the identities of the companies in the survey data, clearly state as much in future filings. In addition, in future filings, please provide greater clarification of the “identified comparator companies” utilized for each named executive officer, as it appears that you utilize different survey data for each named executive. Please provide us with proposed draft disclosure.

In response to the Staff’s comment, the Compensation Committee is not aware of the identities of the companies in the published compensation surveys and the Company will state this clearly in future filings. The same compensation surveys are used each year, and it is the responsibility of the Compensation Committee’s external consultant to ensure that the participating companies in the compensation surveys are appropriate.

In response to the Staff’s second comment, the Company proposes to include greater clarification in future filings on the process it uses to determine the “competitive market” and “identified comparator companies” for each of its named executive officers (“NEOs”). The proposed draft disclosure is below.

When sufficient information is available from the proxy statements of the peer retail companies, direct analysis of the proxy statements of the peer retail companies is used to determine the competitive market levels. Information for all components of compensation is used to set competitive market levels. The list of 20 peer retail companies was set forth in the Proxy Statement in the CD&A. Each year the Compensation Committee and the compensation consultant evaluate the list of peer retail companies to determine if any companies should be added to or removed from the list. The annual evaluation considers such factors as revenue, market capitalization, business category and geographic location. The Compensation Committee also reviews information on all forms of compensation provided by the peer retail companies (e.g., salary, bonus, short-term incentives and long-term incentives).

As a secondary source, when the proxy statement disclosure for the peer retail companies does not yield sufficient information to analyze an NEO’s compensation package, the external compensation consultant will also use published compensation survey data to determine the competitive market levels for the NEOs. The survey data provides position-based compensation levels across (i) broad industry segments for corporate staff positions like the CFO or the SVP and General Counsel and (ii) the retail industry for retail specific positions like the CEO, EVP of Planning and Allocation and the EVP of Sourcing.

The compensation consultant to the Compensation Committee uses survey data from multiple providers, including Mercer, Hay Group, Salary.com (formerly ICR), Hewitt Associates, Inc., and Towers Watson. The Compensation Committee is not aware of the identities of the companies in the survey data.

# # #

I believe the foregoing to be fully responsive to the Staff’s comments.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (614) 283-6400. My fax number is (614) 283-8400.

Very truly yours,

/s/ Jonathan E. Ramsden
Jonathan E. Ramsden
ExecutiveVice President and Chief Financial Officer
Abercrombie & Fitch Co.